UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 8)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Laredo Petroleum, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

516806 106

(CUSIP Number)

May 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,215,059(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,215,059 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,215,059 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 32.2%(2)

12	Type of Reporting Person PN

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of the Issuer of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus IX LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 46,215,059 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 46,215,059 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,215,059 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 32.2%(2)

12	Type of Reporting Person OO

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock owned of the Issuer of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus Private Equity X O&G, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,287,457(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,287,457 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,287,457 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 7.9%(2)

12	Type of Reporting Person PN

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock of the Issuer owned of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 367,611(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 367,611 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 367,611 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 less than 1% (2)

12	Type of Reporting Person PN

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock of the Issuer owned of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 516806 106		13G

1	Name of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,655,068(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,655,068 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,655,068 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.1%(2)

12	Type of Reporting Person PN

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock of the Issuer owned of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 516806 106	13G

1	Name of Reporting Persons Warburg Pincus X LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,655,068 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,655,068 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,655,068 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.1%(2)

12	Type of Reporting Person OO

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock of the Issuer owned of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 516806 106	13G

1	Name of Reporting Persons Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 57,870,127(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 57,870,127 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,870,127 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 40.3%(2)

12	Type of Reporting Person OO

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock of the Issuer owned of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 516806 106	13G

1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 57,870,127 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 57,870,127 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,870,127 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 40.3%(2)

12	Type of Reporting Person PN

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock of the Issuer owned of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 516806 106	13G

1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 57,870,127 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 57,870,127 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,870,127 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 40.3%(2)

12	Type of Reporting Person OO

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock of the Issuer owned of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 516806 106	13G

1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 57,870,127 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 57,870,127 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,870,127 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 40.3%(2)

12	Type of Reporting Person IN

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock of the Issuer owned of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

CUSIP No. 516806 106	13G

1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 57,870,127 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 57,870,127 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,870,127 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 40.3%(2)

12	Type of Reporting Person IN

(1)         The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer other than the common stock of the Issuer owned of record by such reporting person.

(2)         Calculations are based upon 143,692,185  shares of common stock of the Issuer outstanding as of May 5, 2014, as stated in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2014.

SCHEDULE 13G

Item 1(a) Name of Issuer. The name of the issuer is Laredo Petroleum, Inc., a Delaware corporation (f/k/a Laredo Petroleum Holdings, Inc.) (the “Issuer”).
Item 1(b) Address of Issuer’s Principal Executive Offices. The principal executive offices of the Issuer are located at 15 W. Sixth Street, Suite 1800, Tulsa, Oklahoma 74119.
Item 2(a) Name of Person Filing.

This Schedule 13G is filed by (i) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), (ii) Warburg Pincus IX LLC, a New York limited liability company (‘‘WP IX GP’’), the general partner of WP IX, (iii) Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G”), (iv) Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners”, and together with WP X O&G, the “WP X Funds”), (v) Warburg Pincus X, L.P., a Delaware limited partnership (‘‘WP X GP’’), the general partner of the WP X Funds, (vi) Warburg Pincus X LLC, a Delaware limited liability company (‘‘WP X LLC’’), the general partner of WP X GP, (vii) Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), the sole member of WP IX GP and WP X LLC, (viii) Warburg Pincus & Co., a New York general partnership (‘‘WP’’), the managing member of WP Partners, (ix) Warburg Pincus LLC, a New York limited liability company (‘‘WP LLC’’), the manager of WP IX and the WP X Funds, and (x) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and Co-Chief Executive Officers and Managing Member of WP LLC and who may be deemed to control WP IX, WP IX GP, the WP X Funds, WP X GP, WP X LLC, WP Partners, WP and WP LLC.

Each of Messrs. Kaye and Landy, together with WP IX, WP IX GP, the WP X Funds, WP X GP, WP X LLC, WP Partners, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Reporting Persons”.  Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership with respect to any common stock of the Issuer, other than the common stock owned of record by such Warburg Pincus Reporting Person.

Item 2(b) Address of Principal Business Office. The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c) Citizenship. See Item 2(a).
Item 2(d) Title of Class of Securities. Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e) CUSIP Number. 516806 106

Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	☒	Not Applicable
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d––1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d--1(b)(1)(ii)(K).

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act was previously filed as Exhibit 99.1 to the Form 13G filed by the Warburg Pincus Reporting Persons with respect to the Issuer on December 19, 2011. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than Common Stock owned of record by such reporting person.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2014
WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS IX LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

*                 The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum, Inc. (f/k/a Laredo Petroleum Holdings, Inc.)  and is hereby incorporated by reference.

Schedule 13G Signature Page